RECEIVED
2006 SEP 26 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 September 2006

06017106

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Ltd
~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – issue of capitalisation award shares to directors.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

Yours faithfully

Jackie Katzin
Assistant Group Secretary

NEDBANK
GROUP

cc Jonathan K Bender, Esq

OFFICE OF THE GROUP SECRETARY
Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000
Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedbank Group")

ISSUE OF CAPITALISATION AWARD SHARES TO DIRECTORS

The following information is disclosed in respect of the capitalisation award of ordinary Nedbank Group shares issued at R104,66 per share on 18 September 2006 to directors, the company secretary and an associate, of Nedbank Group and Nedbank Limited who elected this option:

Name of director	Number of shares awarded	Value of shares awarded	Type of holding
RG Cottrell	11	R1 151,26	Direct Beneficial
B de L Figaji	2 001	R209 424,66	Indirect Beneficial
MA Enus-Brey	10	R1 046,60	Indirect Beneficial
MM Katz	88	R9 210,08	Indirect Beneficial
JB Magwaza	3	R313,98	Direct Beneficial
JB Magwaza	2 001	R209 424,66	Indirect Beneficial
ME Mkwanazi	34	R3 558,44	Direct Beneficial
ME Mkwanazi	2 001	R209 424,66	Indirect Beneficial
ML Ndlovu	4 002	R418 849,32	Indirect Beneficial
GS Nienaber (company secretary)	41	R4 291,06	Indirect Beneficial
R Nienaber (associate of the company secretary)	37	R3 872,42	Indirect Beneficial

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.

Sandton

19 September 2006

Sponsors:

Merrill Lynch South Africa (Pty) Limited

Nedbank Capital

RECEIVED
2006 SEP 26 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Release Date: 2006/09/18 12:24:00 PM

Nedbank Group Limited - Results of the Capitalisation Award

NED
Nedbank Group Limited - Results of the Capitalisation Award
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06
JSE Share Code: NED & ISIN Code: ZAE000004875
(`Nedbank Group" or `the Company")
RESULTS OF THE CAPITALISATION AWARD

The announcement of the Company"s interim results for the six months ended 30 June 2006 was released on the Securities Exchange News Service (`SENS") on 7 August 2006, in which notice was given that an award of new fully paid Nedbank Group ordinary shares ("the new shares") would be made to shareholders recorded in the register of the Company at the close of business on Friday, 15 September 2006 (`the record date").

In terms of the announcement, shareholders would be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award, failing which they would receive the cash dividend alternative (209 cents per ordinary share) to be paid to those shareholders not electing to participate in the capitalisation award. The last day to trade to participate in the capitalisation share award or the cash dividend alternative was Friday, 8 September 2006.

The number of the new shares to which shareholders wishing to participate in the capitalisation award would become entitled was determined in the ratio that 209 cents per Nedbank Group ordinary share bears to R104,66, being the 30-day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on Wednesday, 30 August 2006.

This equated to 1,99694 new shares for every 100 Nedbank Group ordinary shares held on the record date. Fractions of shares will not be issued.

Nedbank Group ordinary shareholders holding 120 789 354 Nedbank Group ordinary shares elected to receive the capitalisation share award, resulting in the issue of 2 412 087 new shares. Accordingly, a cash dividend of R681 771 014 was paid in respect of 326 206 227 Nedbank Group ordinary shares.

Dividend cheques and share certificates in respect of the new shares were posted to certificated shareholders at their risk and the Central Securities Depository Participant or broker custody accounts of dematerialised shareholders were credited today.

Johannesburg
18 September 2006

Investment bank, corporate adviser and sponsor
Nedbank Capital

Independent lead sponsor
Merrill Lynch

Corporate law advisers
Edward Nathan

Date: 18/09/2006 12:24:15 PM Produced by the JSE SENS Department

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Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has issued a Bond Exchange of South Africa ("BESA") listed subordinated unsecured bond of R1,5 billion, callable on 20 September 2013. The bond, which qualifies as regulatory Tier II capital, was issued to finance a portion of the redemption of the NED1 R2,0 billion BESA listed issue, which Nedbank will call on the scheduled call date of 20 September 2006, as approved by the Registrar of Banks. This issue is part of the bank's long-term capital management programme, which seeks to achieve an optimal and prudent capital structure.

The bond was placed by Nedbank Capital as Sole Bookrunner. Citigroup is appointed as a Manager and Dealer on the NED6 issue.

Details of the bond issue are:

Launch date:	15 September 2006
Settlement date:	20 September 2006
Bond Exchange code:	NED6
Nominal:	R1,5 billion
Maturity date:	20 September 2018
Coupon:	Fixed at 9,84% until 20 September 2013, thereafter floating at 3-month JIBAR plus 205 bps until maturity
Call date:	20 September 2013 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million

Lead Manager and Dealer: Nedbank Capital
Manager and Dealer: Citigroup

For further information please contact:

Mike Brown (Chief Financial Officer),
tel: (011) 294 9999, email: mikeb@nedbank.co.za
Trevor Adams (Head of Group Capital Management & Basel II),
tel: (011) 294 1141; email: trevor.adams@nedbank.co.za
Markus Borner (Nedbank Group Capital Management),
tel: (011) 295 8616, email: markusb@nedbank.co.za

Sandton
15 September 2006

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital